

Mail Stop 7010

March 25, 2009

By U.S. Mail and Facsimile

Mr. Patrick Cavanaugh
Chief Financial Officer
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521

> **Re:** **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **File No. 001-10684**

Dear Mr. Cavanaugh:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Estimates, page 22
Goodwill, Other Intangibles, and Royalties, page 22

1. Given the significance of your goodwill balance at December 31, 2008 and the recent decline in operating income and operating margin, please expand your critical accounting polices to provide readers with a better insight into

management's judgments in accounting for goodwill. In this regard, please disclose the following in future filings:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination;
- Provide a quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.
- Better discuss your estimates and assumptions regarding the duration of the ongoing economic downturn and the period and strength of recovery; and
- If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Income Taxes, page 24

2.   Please expand your disclosures regarding deferred income taxes to address the following points:

- Please discuss the significant estimates and assumptions used in your analysis of your deferred taxes and how you determined the amount of the valuation allowance to record; and
- Please include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Overview, page 21

3.   In your MD&A you provide an overview of how your business has been impacted by the economy, how you intend on maintaining you available liquidity, your ability to access credit markets and your strategic review of costs and organization structure in an effort to reduce costs. In future filings, please expand your discussion to provide more detailed information on the global economic downturn and its impact on your customers, recent order activity, expected trends, and management's response for managing these events.

Liquidity and Capital Resources, page 27
Credit Facilities and Indebtedness, page 28

4.   Please confirm to us that you are in compliance with the covenants contained in your applicable debt agreements as of the latest balance sheet date.

5.   Given the importance of available funding to your business, please revise future filings to include a more specific and comprehensive discussion of the terms of the significant covenants within your senior credit facility. Please revise future filings to also present, for your most restrictive financial covenants, your actual ratios/amounts versus the minimum/maximum ratios/amounts permitted as of each reporting date. Such a presentation will allow investors to more easily understand your current ability to meet and continue to meet your financial covenants.

6.   We note your disclosure that you have the intent and ability to refinance your debentures with your long-term senior credit facility. In future filings, please expand your disclosure to address the impact on liquidity due to the increase in interest rates from the debentures to the credit facility.

*   *   *

        Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Patrick Cavanaugh
International Game Technology
March 25, 2009
Page 4

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief